

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2023

Justin Kenna
Chief Executive Officer
GameSquare Holdings, Inc.
6775 Cowboys Way, Ste. 1335
Frisco, Texas, USA, 75034

> **Re: GameSquare Holdings, Inc.**
> **Registration Statement on Form F-4**
> **Filed December 11, 2023**
> **File No. 333-275994**

Dear Justin Kenna:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4 filed December 11, 2023

The Merger, page 67

1. Please include a section discussing GameSquare's reasons for the Merger. In this regard, we note that you only include such a discussion in connection with the recommendation of the Faze Board. Refer to Item 4(a)(2) of Form F-4.

Exhibit Index, page II-1

2. We note your disclosure on page 25 that "FaZe believes that the exchange of FaZe Common Stock for GameSquare Common Stock and cash pursuant to the Merger will not be taxable to U.S. stockholders . . . ," as well as your disclosure on page 184 that "FaZe and GameSquare intend that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes." Please include an opinion of counsel regarding each of the material tax consequences. If the opinions are subject to uncertainty, please provide an opinion that reflects the degree of

uncertainty (e.g., "should" or "more likely than not") and explains the facts or circumstances giving rise to the uncertainty. To the extent the tax consequences are uncertain, include appropriate risk factor disclosure. If you intend to file a short form tax opinion, please clarify that the disclosure in this section is the opinion of counsel. Refer to Item 21 of Form F-4, Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin 19.

General

3. We note your operation of Faze Forever which appears to offer a free V.A.S. cartridge, as well as the consulting agreement between FaZe Holdings Inc. and Kai Henry, dated November 21, 2022, which refers to Faze Holdings' Web 3 Initial Drop, and more specifically, the "Behind the Mint" program for paid mint with nft now. Additionally, Faze Holdings' 2023 Terms of Service indicates that "[w]e may from time to time offer to issue to you, or offer you the opportunity to mint . . . NFTs." In light of the foregoing, please tell us the status of the development of Faze Holdings' business as it pertains to Web 3 and digital assets, and the role played by FaZe Holdings in this space.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: JR Lanis